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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT

          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         HALLWOOD REALTY PARTNERS, L.P.
                            (Name of Subject Company)

                         HALLWOOD REALTY PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)


                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS

                      LIMITED PARTNER UNIT PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   40636T 20 3
                      (CUSIP Number of Class of Securities)


                               WILLIAM L. GUZZETTI
                              HALLWOOD REALTY, LLC
                            3710 Rawlins, Suite 1500
                            Dallas, Texas 75219-4298
                                 (214) 528-5588

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

 DENNIS J. FRIEDMAN, ESQ.                                       W. ALAN KAILER, ESQ.
GIBSON, DUNN & CRUTCHER LLP                      JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
      200 PARK AVENUE                                      1445 ROSS AVENUE, SUITE 3200
 NEW YORK, NEW YORK 10166                                      DALLAS, TEXAS 75202
      (212) 351-4000                                              (214) 855-4500

[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.


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ITEM 1.  SUBJECT COMPANY INFORMATION

         (a) Name and Address. The name of the subject company is Hallwood Realty Partners, L.P., a Delaware limited partnership, which we refer to as "Hallwood. " The sole general partner of Hallwood is Hallwood Realty, LLC, a Delaware limited liability company, which we refer to as "Hallwood Realty." The address of the principal executive offices of Hallwood and Hallwood Realty is 3710 Rawlins, Suite 1500, Dallas, Texas 75219-4298. The business telephone number of Hallwood and Hallwood Realty is (214) 528-5588.

         (b) Securities. The title of the classes of equity securities to which this Schedule 14D-9 relates are units representing limited partnership interests of Hallwood and the associated limited partner unit purchase rights. As of May 9, 2003, there were 1,593,948 units outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address. The name, business address and business telephone number of Hallwood, which is the subject company and the person filing this statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

         (b) Tender Offer. This Schedule 14D-9 relates to the offer of High River Limited Partnership, a Delaware limited partnership, Barberry Corp., a Delaware corporation, and Carl C. Icahn, disclosed in a Tender Offer Statement on Schedule TO, dated May 1, 2003, to purchase any and all units of Hallwood for $100 per unit net to the holder in cash, without interest. We refer to Mr. Icahn, High River and Barberry collectively as the "bidders." The Schedule TO discloses that the principal executive office of High River is located at 100 South Bedford Road, Mount Kisco, New York 10549 and the principal executive office of Barberry and Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         The tender offer is being made upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 1, 2003, and related Letter of Transmittal, attached as exhibits to the Schedule TO.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Hallwood does not have any directors or executive officers. Instead, Hallwood Realty is responsible for the management of Hallwood's business. Except as described (i) in this Schedule 14D-9 and (ii) under the headings "Item 11. Executive Compensation" on pages 41-42, "Item 13 Certain Relationships and Related Transactions" on page 44 and "Note 4. Transactions With Related Parties" on pages 28-29 of Hallwood's Form 10-K for the year ended December 31, 2002, sent by Hallwood to its unitholders, which is Exhibit (e)(6) to this Schedule 14D-9 and previously filed with the Securities and Exchange Commission, there exists on the date hereof, no material agreement, arrangement and understanding nor any actual or potential conflict of interest between Hallwood or its affiliates and (a) Hallwood Realty's executive officers, directors or affiliates, or (b) the bidders, their executive officers, directors or affiliates.

         (a) General. The directors of Hallwood Realty are Anthony J. Gumbiner, William L. Guzzetti, Alan G. Crisp, William F. Forsyth, Hamilton P. Schrauff and Edward T. Story and its officers are Anthony J. Gumbiner (Chairman of the Board and Chief Executive Officer), William L. Guzzetti (President and Chief Operating Officer), John G. Tuthill (Executive Vice President and Secretary), Udo H. Walther (Senior Vice President) and Jeffrey D. Gent (Vice President-Finance). Hallwood is affiliated with The Hallwood Group Incorporated, a publicly traded Delaware corporation that is listed on the American Stock Exchange under the symbol "HWG," which we refer to as Group. Group operates primarily as a holding company and classifies its continuing business operations into two segments, real estate and textile products. Real estate operations are conducted primarily through Group's wholly-owned subsidiaries, HWG, LLC, Hallwood Realty and Hallwood Commercial Real Estate, LLC, or HCRE. As of December 31, 2002, Hallwood owned 14 real estate assets, which we refer to collectively as the "properties."

         Hallwood Realty owns a 1% general partner interest and HWG, LLC owns a 21% limited partner interest in Hallwood. Hallwood Realty is responsible for asset management of Hallwood and the properties, including decisions regarding financing, refinancing, acquiring and disposing of real estate properties. Hallwood Realty also provides


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general operating and administrative services to Hallwood. HCRE is responsible for property management for all of the properties, and properties that Hallwood manages for third parties, for which HCRE receives management, leasing, construction and supervision fees.

         As noted above, Anthony J. Gumbiner serves as Chairman of Hallwood Realty. He also serves as President and Chief Executive Officer of Group and as Chief Executive Officer and director of HCRE. Through Hallwood Investments Limited, The Alpha Trust, of which Mr. Gumbiner and his family are discretionary beneficiaries, owns approximately 63% of Group's outstanding common stock. Mr. Gumbiner is also associated with HSC Financial Corporation, a company that has provided advisory services to Group and Hallwood. William L. Guzzetti serves as a director, President and Chief Operating Officer of Hallwood Realty and also as Executive Vice President of Group and as President and director of HCRE.

         (b) Management and Other Fees. The information set forth under "Item
11. Executive Compensation" on pages 41-42, "Item 13. Certain Relationships and Related Transactions" on page 44 and "Note 4. Transactions With Related Parties" on pages 28-29 of Hallwood's Form 10-K is incorporated herein by reference.

         Since December 31, 1996, Group has been a party to an agreement with HSC Financial, under which HSC Financial provides international consulting and advisory services to Group and its affiliates. The agreement currently provides for an annual fee of $795,000. According to this agreement, Group reimburses HSC Financial for reasonable and necessary expenses in providing office space and administrative services used by Mr. Gumbiner. For the year ended December 31, 2002, HSC Financial was reimbursed in the amount of $392,000. Of the amounts paid in 2002, $98,000 was paid by Group and $294,000 was paid by Hallwood.

         (c) Management Compensation. The information set forth under "Item 11. Executive Compensation" on pages 41-42 of Hallwood's Form 10-K is incorporated herein by reference.

         As noted above, HCRE has contracted with Hallwood to manage the properties. Mr. Guzzetti is the President of HCRE and is primarily responsible for the operations of HCRE. HCRE's Executive Incentive Plan authorizes HCRE to pay annual cash bonuses in an amount up to 10% of HCRE's net operating income for the prior year. The actual amount to be paid and the allocation of the total amount to individual employees is recommended by Mr. Gumbiner, the Chief Executive Officer of HCRE, and is approved by the board of directors of HCRE, which consists of Messrs. Gumbiner and Guzzetti. Any amount to be paid to an executive officer of Group is subject to the approval of the board of directors of Group. For 2002, the board of directors of Group approved the payment of bonuses under the HCRE Executive Incentive Plan to HSC Financial of $33,000 and to Mr. Guzzetti of $145,000.

         (d) Indemnification. Hallwood Realty and its officers and directors are each entitled to indemnification under certain circumstances from Hallwood, pursuant to provisions of Hallwood's partnership agreement. As a result of such provisions, unitholders may be entitled to a more limited right of action than they would otherwise have if such provisions were not included in the partnership agreement.

         (e) Removal of Hallwood Realty. The bidders have suggested that they may seek to remove Hallwood Realty as general partner of Hallwood. If Hallwood Realty is removed as general partner, Hallwood Realty may, at its option, receive from its successor in exchange for its general partner interest, an amount in cash equal to the fair market value of the general partner interest as of the effective date of Hallwood Realty's removal. If the option is exercised, Hallwood Realty will cease to share in the allocations and distributions with respect to its general partner interest as a general partner and will no longer receive the asset management fees described under Item 11 of Hallwood's Form 10-K. If Hallwood Realty is removed as general partner and does not elect to exchange its general partner interest for cash, its general partner interest will be converted into the number of units having a market value equal to the fair market value of the general partner interest and Hallwood Realty may require Hallwood, at its expense, to file a registration statement to permit the sale of those units. In addition, if Hallwood Realty is removed as general partner, it is possible that the property management agreements between Hallwood and HCRE would not be continued and that HCRE would not receive the property management fees described in Item 11 of Hallwood's Form 10-K and it is possible that Hallwood could determine to use various advisors other than HSC Financial. Consequently, Hallwood Realty, HCRE and HSC


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Financial would no longer receive management and other fees, and therefore,
Hallwood Realty, Anthony J. Gumbiner and William L. Guzzetti may have a conflict of interest in recommending that unitholders reject the offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) Solicitation/Recommendation. After careful consideration, including a thorough review of the offer with Hallwood's outside financial and legal advisors, the board of directors of Hallwood Realty, which we will refer to as the "board", unanimously determined that the offer is inadequate and not in the best interests of Hallwood's unitholders.

         ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR UNITS IN THE OFFER.

         A form of letter communicating the board's recommendation to you and a press release relating to the recommendation to reject the offer are filed as Exhibits (a)(1) and (a)(2) to this document and are incorporated herein by reference.

         (b)(i) Background. In early March 2003, High River purchased 235,000 units from Gotham Partners, L.P. and its affiliates for $80 per unit. According to the purchase agreement between High River and Gotham, High River and Gotham agreed, among other things, to share 50% of any net profits (after commissions, legal expenses and filing fees, plus interest) received by High River on the sale of any of the purchased units during the next three years.

         On April 23, 2003, the bidders announced their intention to initiate a tender offer for the units and commenced litigation against Hallwood Realty, the board and Hallwood as a nominal defendant, alleging that Hallwood Realty and the board breached their fiduciary duties to Hallwood and the unitholders due to the structure of Hallwood's unit purchase rights agreement. An initial request by High River for an expedited hearing on the matter was denied. The litigation and the rights agreement are discussed further under Item 8 of this Schedule 14D-9.

         On April 24, 2003, the senior management of Hallwood met with its outside legal advisors to discuss the bidders' proposed tender offer and the litigation associated with the rights agreement.

         On April 29, 2003, the board held a special meeting at which it discussed with Hallwood's senior management and outside legal advisors, among other matters, the bidders' proposed tender offer and the application of the rights agreement to such tender offer and the engagement of outside financial advisors. The board authorized the senior management of Hallwood to interview candidates for, and engage, an outside financial advisor. The board also resolved to defer the Distribution Date (as defined in the rights agreement) with respect to the bidders' proposed tender offer until the tenth day after the filing of a Schedule TO by the bidders formally commencing the tender offer.

         On May 1, 2003, the bidders filed a Schedule TO with the Securities and Exchange Commission, outlining the terms of the offer.

         On May 5, 2003, the board held a special meeting at which it discussed with Hallwood's senior management and outside legal advisors, among other matters, the filing of the Schedule TO and the terms of the offer and the engagement of an outside financial advisor. Senior management of Hallwood discussed its interviews with four candidates to act as Hallwood's outside financial advisors. The board resolved to defer the Distribution Date with respect to the offer until such later date as determined by the board. The board also approved the engagement of Morgan Stanley & Co. Incorporated as Hallwood's outside financial advisor.

         On May 7, 2003, Hallwood sent a letter to unitholders acknowledging the offer and stating that the senior management, the board and its outside legal and financial advisors would evaluate the offer and make a recommendation with respect to the offer no later than May 15, 2003. The letter urged unitholders to take no action at that time, and await the recommendation of the board.

         On May 13, 2003, the board held a meeting and again reviewed the offer with senior management and Hallwood's outside legal and financial advisors.

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At that meeting, Morgan Stanley reviewed its financial analyses and rendered its opinion that, as of May 13, 2003 and subject to and based on the assumptions and other considerations set forth in its written opinion, that the consideration to be received by the holders of Hallwood's units pursuant to the offer is inadequate from a financial point of view to such holders (other than High River and its affiliates). After discussion with Hallwood's senior management and its outside legal and financial advisors, the board unanimously determined, among other things, that the offer is inadequate and not in the best interests of unitholders. The board authorized, among other things, the issuance of a press release and the filing of a recommendation statement on this Schedule 14D-9 with the Securities and Exchange Commission. On May 14, 2003, Hallwood issued a press release announcing the board's unanimous recommendation that the unitholders reject the offer.

         (b)(ii) Reasons for the Recommendation. In reaching the conclusion that the offer is inadequate and not in the best interests of unitholders and in determining to make the recommendation described above, the board consulted with its senior management, outside legal and financial advisors and took into account numerous factors, including but not limited to the following:

         (A) The opinion of Morgan Stanley to the effect that, as of May 13, 2003 and subject to and based upon the assumptions and other considerations set forth in the written opinion, that the consideration to be received by the holders of Hallwood's units pursuant to the offer is inadequate from a financial point of view to such holders (other than High River and its affiliates). The full text of the opinion of Morgan Stanley, dated May 13, 2003, setting forth the assumptions made, matters considered and limitations on the review undertaken, is included as Exhibit (a)(3) to this Schedule 14D-9 and incorporated by reference herein.

         (B) The board's belief that the price offered by the bidders does not reflect the value of Hallwood's assets or their potential for future growth. The market prices of the units have increased in value by an average of 57% per year from December 1995 through December 2002 and the board and management are optimistic about Hallwood's future performance. The board believes that Hallwood's strategy of continuing to concentrate on improving the quality and consistency of its assets, coupled with selective development, acquisitions and divestitures, is likely to yield long-term returns to unitholders superior to the price offered by the bidders and, therefore, the board believes that the price offered is inadequate.

         (C) The familiarity of the board with Hallwood's business, its financial condition, results of operations and prospects and the nature of, prospects for, and Hallwood's position in, the industry in which Hallwood operates, which places it in a better position than the bidders to evaluate the potential value of the units and to act in the best interests of the unitholders.

         (D) The fact that although the bidders may have technically made an offer to purchase the units, the bidders' communications to unitholders with respect to the offer and their efforts to pursue the offer have been limited. For example, the bidders published the required summary advertisement with respect to the offer in a newspaper with very limited circulation. In addition, the bidders have reserved the unconditional right to withdraw the offer at any time before the expiration date of the offer, for any reason. Consequently, there is significant uncertainty that the offer will be consummated and payment made for tendered units, even if unitholders tender their units.

         In light of the above factors, the board determined that the offer is inadequate. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT HALLWOOD'S UNITHOLDERS REJECT THE OFFER AND NOT TENDER THEIR UNITS IN THE OFFER.

         The discussion above of the information and factors considered by the board is not intended to be exhaustive but addresses all of the material information and factors considered by the board in its consideration of the offer. In view of the variety of factors and the amount of information considered, the board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to, the specific factors considered in determining to recommend that unitholders reject the offer. The determination was made after consideration of all the factors taken as a


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whole. In addition, individual members of the board may have given differing weights to different factors. Throughout its deliberations, the board received the advice of Morgan Stanley, and of its outside legal advisors, who were retained to advise the board in connection with the offer.

         (c) Intent to Tender. To the best of Hallwood's knowledge, none of Hallwood Realty's executive officers or directors currently intends to tender in the offer any of the units that they hold of record or beneficially.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED COMPENSATED OR USED

         (a) Solicitations or Recommendations. On April 28, 2003, Kekst & Co. was engaged by Hallwood to provide public relations services. Kekst & Co. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with its engagement. Also on April 28, 2003, MacKenzie Partners, Inc. was engaged by Hallwood as solicitation agent to assist with communications with unitholders. Hallwood will pay MacKenzie Partners, Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses and provide customary indemnities. The Herman Group of Companies, L.P. was engaged by Hallwood to assist with unitholder communications with respect to the offer. The Herman Group of Companies, L.P. will receive $12,000 per month.

         Pursuant to an engagement letter dated May 6, 2003, Hallwood engaged Morgan Stanley to act as its exclusive financial advisor and to assist the board with respect to its evaluation of the offer, including any amendment, modification or extension of the offer, and to provide financial advice and assistance in connection with the offer. Pursuant to the terms of the engagement, Hallwood paid Morgan Stanley a retainer of $750,000 and has agreed to pay a financial advisory fee of $2,250,000 promptly upon termination of the offer, whether or not the bidders acquire any units. If, within 18 months of the date of the agreement with Morgan Stanley, the board approves a transaction for which it is customary to engage a financial advisor, Hallwood will pay Morgan Stanley an additional fee of $1,000,000 upon the completion of such transaction.

         In addition, Hallwood has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement. Hallwood has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred, including fees and expenses of its legal and other professional advisors. In the ordinary course of Morgan Stanley's trading, asset management, brokerage, and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Hallwood.

         The engagement of Morgan Stanley may be terminated at any time by either Morgan Stanley or Hallwood. Morgan Stanley will be entitled to any compensation earned and reasonable expense incurred by it to the date of termination. In the event of termination of the engagement by Hallwood, under certain circumstances, the fees under its engagement letter will also be payable for up to one year after such termination.

         Neither Hallwood nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to unitholders on its behalf concerning the offer.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

         Securities Transactions. No transactions in the units have been effected during the past 60 days by Hallwood or Hallwood Realty or, to the knowledge of Hallwood Realty, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

         Subject Company Negotiations. No plan, proposal or negotiation is being undertaken or is underway by Hallwood in response to the offer that relates to or would result in (i) a tender offer for or other acquisition of the units by


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Hallwood, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Hallwood or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by Hallwood or any of its subsidiaries or (iv) a material change in the present distribution rate or policy, indebtedness or capitalization of Hallwood.

         Hallwood has not entered into any transaction, board resolution, agreement in principal or signed contract in response to the offer that results or would result in (i) a tender offer for or other acquisition of the units by Hallwood, any of its subsidiaries or any person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Hallwood or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by Hallwood or any of it subsidiaries or (iv) a material change in the present distribution rate or policy, indebtedness or capitalization of Hallwood.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         (b) Other Material Information.

         (1) Litigation.

         On April 23, 2003, an action was filed against Hallwood Realty, its directors and Hallwood, as nominal defendant, by High River in the Court of Chancery of the State of Delaware, styled High River Limited Partnership v. Hallwood Realty, LLC, et al. (C.A. No. 20276). The action challenges the unit purchase rights agreement dated November 30, 1990, between Hallwood and Equiserve Trust Company, N.A., as rights agent, as amended. The bidders claim in the suit that the defendants have wrongfully used the rights agreement to prevent the bidders and other third parties from purchasing 15% or more of the units of Hallwood, while at the same time exempting Hallwood Realty and its affiliates and subsidiaries from those provisions of the rights agreement. The bidders assert that if the defendants make additional purchases of units, they could render removal of Hallwood Realty pursuant to the two-thirds removal provision of the partnership agreement impossible, thereby impeding or preventing the offer. The complaint seeks as relief an order preventing defendants from treating Hallwood Realty as exempt from or otherwise not subject to the definition of Acquiring Person under the rights agreement, or, alternatively, preventing the defendants from treating the bidders as an Acquiring Person under the rights agreement or applying the rights agreement to the offer. An initial request by the bidders for an expedited hearing on the matter was denied.

         On April 28, 2003, a putative class action lawsuit was filed against Hallwood Realty, its directors and Hallwood, as nominal defendant, by three purported unitholders of Hallwood in the Court of Chancery of the State of Delaware, styled I.G. Holdings, Inc., et al. v. Hallwood Realty LLC, et al. (C.A. No 20283). The action asserts that in allegedly refusing to consider the offer, the defendants are not acting in good faith and are deriving an improper personal benefit in impeding a potential removal of Hallwood Realty as general partner or a sale of control of Hallwood, in breach of their fiduciary duties under the partnership agreement. The complaint seeks damages and an order requiring Hallwood Realty to consider the offer, an order preventing Hallwood Realty or its affiliates from acquiring units or otherwise improperly entrenching Hallwood Realty or impeding a transaction that would maximize value for the unitholders, and an order directing the defendants to use the rights agreement fairly.

         (2) Rights Agreement.

         Like many public companies, Hallwood has taken measures that management of Hallwood Realty believes protect value for Hallwood unitholders. One of these measures is the rights agreement. The rights agreement was originally executed on November 30, 1990 and was first amended on February 14, 2000. The rights agreement was further amended on March 28, 2003 to extend the expiration date to March 31, 2008, to reflect the automatic adjustment that occurred to the initial exercise price from $50 to $250 as a result of the one-for-five reverse unit split effected by Hallwood in 1995, and to otherwise update the rights agreement.

         On November 30, 1990, a distribution of one unit purchase right for each outstanding unit of Hallwood was declared. The distribution was payable as of December 10, 1990 to holders of units of record on that date. Each right


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entitles the registered holder to purchase from Hallwood one additional unit of
Hallwood at a price of $250 per unit, subject to certain adjustments.

         The rights automatically trade with the units and are not represented by separate certificates. The rights will not separate and are not exercisable until a "Distribution Date," which will generally occur upon the earlier of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (as described below) or (ii) the close of business on the tenth day (or such later date as may be determined by action of Hallwood Realty) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer, the successful consummation of which would result in the ownership of 30% or more of the outstanding voting units of Hallwood, even if no purchases actually occur pursuant to such offer. An "Acquiring Person" is generally defined as a person or group of affiliated persons that has acquired beneficial ownership of 15% or more of Hallwood's voting units. An Acquiring Person does not include Hallwood or Hallwood Realty or their affiliates. Following the time any person or group becomes an Acquiring Person, all rights that are, or under certain circumstances specified in the rights agreement were, beneficially owned by any Acquiring Person or its affiliates will be null and void.

         The bidders' announcement on April 23, 2003 that they intended to initiate a tender offer for any and all of the units would have resulted in the occurrence of a Distribution Date under the rights agreement absent action of Hallwood Realty to postpone the Distribution Date. Consequently, on April 29, 2003, the board determined that with respect to the offer, the Distribution Date would not occur until the close of business on the tenth day after the date of the filing of a Tender Offer Statement on Schedule TO formally commencing the offer. On May 5, 2003, the board further deferred the Distribution Date, with respect to the tender offer, until a later date as the board may determine. The actions of the board to postpone the Distribution Date do not alter or affect the provisions of the rights agreement with respect to any Distribution Date that might occur by reason of a person or group becoming an Acquiring Person or by reason of any tender of exchange offer other than the bidders' offer. The board further determined not to redeem the rights at this time.

         Unless the rights are earlier redeemed or exchanged or the transaction is approved by Hallwood Realty, in the event that, after the rights have become exercisable, Hallwood were to be acquired in a merger or other business combination or more than 50% of the assets or earning power of Hallwood were to be sold or transferred, each holder of record of a right (other than rights that are or were held by an Acquiring Person or its affiliates or that have become null and void pursuant to the terms of the rights agreement) will from and after such date have the right to receive, that number of limited partner interests or common shares of the acquiring company or partnership having a market value at the time of such transaction equal to two times the purchase price, or currently $500. In addition, unless the rights are earlier redeemed or exchanged or the transaction is approved by Hallwood Realty on behalf of Hallwood, in the event that a person or group, with certain exceptions, becomes the beneficial owner of 15% or more of Hallwood 's voting units, each holder of record of a right (other than rights that are or were held by an Acquiring Person or its affiliates that have become null and void) will thereafter have the right to receive, upon payment of $250, that number of units having a market value at the time of the transaction equal to $500. For example, if the units at the time of exercise had a market value of $100 per share, the holder of each right would be entitled to purchase five (5) units for the $250 exercise price of the right.

         The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group who attempts to acquired Hallwood on terms not approved by Hallwood Realty. The rights should not interfere with any merger or other business combination approved by Hallwood Realty because the rights may be redeemed by Hallwood at $0.01 per right at any time until a person or group becomes an Acquiring Person.

         This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, as the same may be amended from time to time. A copy of the rights agreement has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A dated December 10, 1990. Amendment No. 1 dated February 2, 2000 and Amendment No. 2 dated March 28, 2003 to the rights agreement have additionally been filed with the Securities and Exchange Commission.

         (3) Forward-Looking Statements.

          In the interest of providing unitholders with certain information regarding Hallwood's future plans and operations, certain statements set forth in this Schedule 14D-9 relate to management's future plans and objectives. Such statements are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although any forward-looking statements contained in this Schedule 14D-9 or otherwise expressed by or on behalf of Hallwood are, to the knowledge and in the judgment of Hallwood Realty and the officers and directors of Hallwood Realty, expected to prove true and come to pass, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties that may cause Hallwood's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result. Hallwood assumes no obligation to update its forward-looking statements to reflect events or circumstances after the date hereof other than as required by law.

ITEM 9.  EXHIBITS

Number                     Description

(a)(1)              Press Release of Hallwood Realty Partners, L.P., dated May
                    14, 2003.(1)

(a)(2)              Form of Letter to Unitholders, dated May 14, 2003.(2)

(a)(3)              Opinion of Morgan Stanley & Co. Incorporated, dated May 13,
                    2003.(1)

(a)(4) Rights Agreement, dated as of November 30, 1990, by and between Hallwood and EquiServe Trust Company, N.A. (formerly known as Bank Boston, N.A. and The First National Bank of Boston), as Rights Agent (incorporated herein by reference to Exhibit 1 to Hallwood's Registration Statement on Form 8-A filed December 10, 1990).

(a)(5) Amendment No. 1 to the Rights Plan, dated February 14, 2000, between Hallwood and EquiServe Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2 to Hallwood's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(a)(6) Amendment No. 2 to the Rights Agreement, dated as of March 29, 2003, by and between Hallwood and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 99.2 to Hallwood's Current Report on Form 8-K filed April 1, 2003).

(a)(7) Complaint titled High River Limited Partnership v. Hallwood Realty Partners, LLC et al (C.A. No. 20276), filed on April 23, 2003 in the Court of Chancery in the State of Delaware.(1)

(a)(8) Complaint titled I.G. Holdings, Inc., et al. v. Hallwood Realty, LLC, et al. (C.A. No. 20283), filed on April 28, 2003 in the Court of Chancery of the State of Delaware.(1)

(e)(1) Amended and Restated Agreement of Limited Partnership of Hallwood, dated June 7, 1990 (incorporated herein by reference to an Exhibit to Registration Statement No. 33-35621 on Form S-4, filed on June 28, 1990, as amended, on June 29, 1990).

(e)(2) Management Agreement between Hallwood Real Estate Investors Fund XV and HCRE dated July 1, 1999. (Agreement is representative of each individual management agreement for real estate properties owned by Hallwood. Differences in the individual agreements include, but not limited to, owners' name, property name, and legal description. Exhibit D to this item is a schedule reflecting the economic differences in leasing fee compensation.) (Incorporated herein by reference to Exhibit 10.5 filed with Hallwood's Annual Report on Form 10-K for the fiscal year ended December 31,
                    1999).

(e)(3) Financial Consulting Agreement, dated as of December 31, 1996, between Group and HSC Financial (incorporated herein by reference to Exhibit 10.22 to Group's Form 10-K for the year ended December 31, 1996, File No. 1-8303).

(e)(4) Amendment to Financial Consulting Agreement, dated as of May 16, 2001, between Group and HSC Financial (incorporated herein by reference to Exhibit 10.9 to Group's Form 10-K for the year ended December 31, 2001, File No. 1-8303).

(e)(5) Amendment to Financial Consulting Agreement, dated as of January 1, 2000, between Group and HSC Financial (incorporated herein by refinance to Exhibit 10.15 to Group's Form 10-Q for the quarter ended March 31, 2000, File No.1-8303 and incorporated herein by reference).

(e)(6) "Item 11. Executive Compensation" on pages 41-42, "Item 13 Certain Relationships and Related Transactions" on page 44 and "Note 4. Transactions With Related Parties" on pages 28-29 of the Form 10-K of Hallwood for the fiscal year ended December 31, 2002 (filed with the Securities and Exchange Commission on March 21, 2003 and such excerpts are incorporated herein by reference).

(1) Filed herewith.

(2) Filed herewith and mailed to unitholders.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 2003

                                  HALLWOOD REALTY PARTNERS, L.P.

                                  By:  HALLWOOD REALTY, LLC, its General Partner


                                           By: /s/ John G. Tuthill
                                               ---------------------------------
                                           Name:  John G. Tuthill
                                           Title: Executive Vice President and
                                                  Secretary

                                  EXHIBIT INDEX

Number                     Description
------                     -----------
(a)(1)              Press Release of Hallwood Realty Partners, L.P., dated May
                    14, 2003.(1)

(a)(2)              Form of Letter to Unitholders, dated May 14, 2003.(2)

(a)(3)              Opinion of Morgan Stanley & Co. Incorporated, dated May 13,
                    2003.(1)

(a)(4) Rights Agreement, dated as of November 30, 1990, by and between Hallwood and EquiServe Trust Company, N.A. (formerly known as Bank Boston, N.A. and The First National Bank of
                    Boston), as Rights Agent (incorporated herein by reference to Exhibit 1 to Hallwood's Registration Statement on Form
                    8-A filed December 10, 1990).

(a)(5) Amendment No. 1 to the Rights Plan, dated February 14, 2000, between Hallwood and EquiServe Trust Company, N.A., as
                    Rights Agent (incorporated by reference to Exhibit 4.2 to
                    Hallwood's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(a)(6)              Amendment No. 2 to the Rights Agreement, dated as of March
                    29, 2003, by and between Hallwood and EquiServe Trust
                    Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 99.2 to Hallwood's Current Report on
                    Form 8-K filed April 1, 2003).

(a)(7)              Complaint titled High River Limited Partnership v. Hallwood
                    Realty Partners, LLC et al (C.A. No. 20276), filed on April
                    23, 2003 in the Court of Chancery in the State of Delaware.(1)

(a)(8)              Complaint titled I.G. Holdings, Inc., et al. v. Hallwood
                    Realty, LLC, et al. (C.A. No. 20283), filed on April 28,
                    2003 in the Court of Chancery of the State of Delaware.(1)

(e)(1)              Amended and Restated Agreement of Limited Partnership of
                    Hallwood, dated June 7, 1990 (incorporated herein by reference to an Exhibit to Registration Statement No.
                    33-35621 on Form S-4, filed on June 28, 1990, as amended, on June 29, 1990).

(e)(2)              Management Agreement between Hallwood Real Estate Investors
                    Fund XV and HCRE dated July 1, 1999. (Agreement is representative of each individual management agreement for real estate properties owned by Hallwood. Differences in the individual agreements include, but not limited to, owners' name, property name, and legal description. Exhibit D to this item is a schedule reflecting the economic differences in leasing fee compensation.) (Incorporated herein by reference to Exhibit 10.5 filed with Hallwood's Annual
                    Report on Form 10-K for the fiscal year ended December 31,
                    1999).

(e)(3)              Financial Consulting Agreement, dated as of December 31,
                    1996, between Group and HSC Financial (incorporated herein by reference to Exhibit 10.22 to Group's Form 10-K for the year ended December 31, 1996, File No. 1-8303).

(e)(4)              Amendment to Financial Consulting Agreement, dated as of May
                    16, 2001, between Group and HSC Financial (incorporated herein by reference to Exhibit 10.9 to Group's Form 10-K for the year ended December 31, 2001, File No. 1-8303).

(e)(5)              Amendment to Financial Consulting Agreement, dated as of
                    January 1, 2000, between Group and HSC Financial
                    (incorporated herein by refinance to Exhibit 10.15 to Group's Form 10-Q for the quarter ended March 31, 2000, File
                    No.1-8303 and incorporated herein by reference).

(e)(6)              "Item 11. Executive Compensation" on pages 41-42, "Item 13
                    Certain Relationships and Related Transactions" on page 44 and "Note 4. Transactions With Related Parties" on pages
                    28-29 of the Form 10-K of Hallwood for the fiscal year ended
                    December 31, 2002 (filed with the Securities and Exchange
                    Commission on March 21, 2003 and such excerpts are incorporated herein by reference).

(1) Filed herewith.

(2) Filed herewith and mailed to unitholders.


                                       E-1